LAZARD LTD 30 Rockefeller Plaza New York, NY 10112 Phone (212) 632-6000

September 20, 2013

VIA EDGAR

Mr. Hugh West

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Lazard Ltd

Form 10-K for the Fiscal Year ended December 31, 2012

Filed February 28, 2013

File No. 001-32492

Dear Mr. West:

Reference is made to the comment letter (the “Comment Letter”) dated September 5, 2013 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced filing of Lazard Ltd (the “Company”). This letter is to confirm the conversation on September 19, 2013 between Ms. Michelle Miller of the Staff and the undersigned, in which it was agreed that the Company will have until October 3, 2013 to submit its response to the Comment Letter.

Very truly yours,

/s/ Dominick Ragone
Dominick Ragone Chief Accounting Officer